SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 April 2015
Aviva plc

VOTING RESULTS OF 2015 ANNUAL GENERAL MEETING

Aviva plc announces the results of its Annual General Meeting held today. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	To receive and consider the Company's 2014 Annual report and accounts	2,510,765,470	99.91	2,143,561	0.09	62.12%	11,367,323
2.	To approve the Directors' remuneration report in the Company's 2014 Annual report and accounts	2,479,022,690	98.68	33,178,733	1.32	62.10%	12,079,913
3.	To approve the Directors' remuneration policy in the Company's 2014 Annual report and accounts	2,379,508,415	97.46	61,947,024	2.54	60.35%	82,821,178
4.	To declare a final dividend of 12.25 pence per ordinary share	2,519,890,460	99.99	129,664	0.01	62.29%	4,257,108
5.	To re-elect Glyn Barker	2,403,513,824	98.84	28,095,303	1.16	60.11%	92,648,528
6.	To re-elect Patricia Cross	2,510,971,825	99.64	9,140,172	0.36	62.29%	4,162,399
7.	To re-elect Michael Hawker AM	2,510,541,774	99.62	9,491,871	0.38	62.29%	4,231,888
8.	To re-elect Michael Mire	2,512,052,605	99.68	7,999,757	0.32	62.29%	4,215,651
9.	To re-elect Sir Adrian Montague CBE	2,472,271,011	99.31	17,192,097	0.69	61.54%	34,801,409
10.	To re-elect Bob Stein	2,511,969,047	99.69	7,918,981	0.31	62.29%	4,379,719
11.	To re-elect Thomas D. Stoddard	2,517,575,208	99.91	2,330,827	0.09	62.29%	4,365,013
12.	To re-elect Scott Wheway	2,510,836,504	99.63	9,221,605	0.37	62.29%	4,209,475
13.	To re-elect Mark Wilson	2,518,641,476	99.94	1,454,804	0.06	62.29%	4,164,510
14.	To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	2,466,207,104	97.90	52,954,126	2.10	62.27%	5,097,545
15.	To authorise the Audit Committee to determine the Auditor's remuneration	2,496,597,256	99.11	22,538,653	0.89	62.27%	5,120,797
16.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure	2,421,905,093	97.25	68,537,525	2.75	61.56%	33,212,462
17.	To authorise the directors of the Company to allot ordinary shares	2,431,634,923	96.72	82,521,138	3.28	62.15%	10,099,867
18.	To authorise the directors of the Company to make non pre-emptive ordinary share allotments*	2,506,499,436	99.72	7,110,108	0.28	62.13%	10,645,781
19.	To authorise the Company to purchase its own ordinary shares*	2,518,514,352	99.93	1,748,156	0.07	62.30%	3,991,194
20.	To authorise the Company to purchase 8 3/4 % preference shares.*	2,510,563,851	99.78	5,459,986	0.22	62.19%	8,225,171
21.	To authorise the Company to purchase 8 3/8% preference shares*	2,510,530,115	99.78	5,474,930	0.22	62.19%	8,247,435
22.	To authorise the Company to call general meetings other than the Annual General Meeting on not less than 14 clear days' notice*	2,311,450,055	91.71	208,836,607	8.29	62.30%	3,966,680
23.	To authorise the directors to allot Sterling New Preference Shares	2,506,658,411	99.63	9,263,859	0.37	62.19%	8,323,582
24.	To authorise the directors to make non pre-emptive share allotments of Sterling New Preference Shares*	2,500,909,821	99.41	14,906,562	0.59	62.19%	8,436,462
25.	To authorise the directors to allot Additional Dollar Preference Shares	2,506,008,840	99.61	9,733,525	0.39	62.19%	8,505,818
26.	To authorise the directors to make non pre-emptive share allotments of Additional Dollar Preference Shares*	2,500,453,800	99.40	15,091,988	0.60	62.18%	8,700,052
27.	To authorise the directors to allot ordinary shares in respect of Solvency II Tier 1 Instruments	2,361,252,698	93.86	154,376,777	6.14	62.18%	8,619,907
28.	To authorise the directors to make non pre-emptive share allotments in respect of Solvency II Tier 1 Instruments*	2,327,352,786	92.52	188,275,842	7.48	62.18%	8,620,929
29.	To adopt new articles of association*	2,513,727,774	99.76	5,984,856	0.24	62.28%	4,529,071

Notes:
*Special resolution

A vote withheld is not a vote in law and is not counted in the calculation of the votes for or against a resolution.

On 27 April 2015, there were 4,045,468,049 Aviva plc ordinary shares in issue. Ordinary shareholders are entitled to one vote per share held.

In accordance with UK Listing Rule 9.6.2R copies of all the resolutions passed other than resolutions concerning ordinary business have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

A copy of the poll results for the Annual General Meeting will also be available on the Aviva website at www.aviva.com/agm shortly.

The full text of each of the resolutions is set out in the Notice of Annual General Meeting which is available on the Aviva website at www.aviva.com/agm.

Enquiries:

Kirstine Cooper, Group General Counsel and Company Secretary +44 (0)20 7662 6646

Media
Nigel Prideaux +44 (0)20 7662 0215
Andrew Reid +44 (0)20 7662 3131
Sarah Swailes +44 (0)20 7662 6700

Analysts
Colin Simpson +44 (0)20 7662 8115
David Elliot +44 (0)20 7662 8048

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary